
December 21, 2012

Via E-mail
R. Bradley Gray
President and Chief Executive Officer
NanoString Technologies, Inc.
530 Fairview Avenue, N., Suite 2000
Seattle, Washington 98109

> **Re:** **NanoString Technologies, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 13, 2012**
> **CIK No. 00014017098**

Dear Mr. Gray:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1
The Offering, page 6

1. We note your response to Comment 5 and your representation that once the Company determines to effect a reverse stock split, you will provide the Staff with additional information on the expected ratio of reverse split on a supplemental basis. Please confirm that, once you have determined to effect a reverse stock split, you will also revise the disclosure in your prospectus to provide the reverse stock split ratio and include a discussion of the effects of the reverse stock split as requested in our prior comment.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 42

2. We note your disclosure that you intend to begin marketing Prosigna in certain countries in Europe in the first half of 2013. Please revise your disclosure to specifically identify these countries.

Research and Development, page 49

3. We acknowledge your response to prior comment 14. Please disclose the following:

- How you manage your research and development activities;
- That you do not allocate costs by project and why; and
- The composition of the total R&D expense shown in the financial statements for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization.

Critical Accounting Policies and Significant Estimates
Stock-based Compensation, page 57

4. We acknowledge your response to prior comment 15. Please provide us your detailed analysis of the guideline public companies that you selected that identifies the similarities that existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Please also disclose the assumptions used for your revenue projections, including the historical results, the projected revenue growth rate, the value attributable to the success of your TransATAC clinical study, the receipt of the CE mark for Prosigna and other developments. Please also clarify and quantify how the median revenue of comparable companies resulted in an enterprise value of $59.4 million.

5. It appears that some of the companies you selected differ, for instance, by types of products sold and market size. Please tell us why you do not believe any adjustments were required to reflect the differences between you and the public companies that you identified as similar to you.

6. You disclose on page 60 that you estimated the volatility of your stock options based on an equity calculation for 2010 but you determined that an asset volatility calculation was more appropriate in subsequent periods. Please provide a more robust disclosure of why you changed the method used to compute your stock option volatility. Please also tell us what the volatility calculation would have been assuming that you would have computed volatility based on an equity calculation for periods subsequent to 2010.

<u>Business, page 64</u>
<u>Collaborations; License Agreements</u>
<u>Institute for Systems Biology, page 86</u>

7. Refer to your response to our comment 22. Please revise your disclosure to indicate that the "annual minimum royalty payment" has expired as noted in your response. In addition, please provide in a footnote to the table of contractual obligations a reference regarding the future royalty obligations to the Institute that is excluded from the table and why the amounts are excluded.

<u>Executive Compensation, page 108</u>

8. Please note that your next amendment, if filed after December 31, 2012 should be updated to include compensation paid during your fiscal year ended December 31, 2012.

<u>Notes to Consolidated Financial Statements</u>
<u>2. Significant Accounting Policies, page F-7</u>
<u>Unaudited Pro Forma Information, page F-8</u>

9. It appears that some of your warrants have anti-dilution provisions that allow for an adjustment if you issue equity at a price per share that is less than the warrant exercise price. Please explain to us why these warrants would not be classified as a liability under FASB ASC 815-40-15.

<u>Revenue Recognition, page F-11</u>

10. In your response to prior comment 31 you indicate that you have been able to establish selling price based on vendor specific objective evidence. However, you also note that in certain situations the contractual price of each deliverable falls within the range established for selling prices and you recognize revenue for the deliverables based on the contractual price. In addition, you state that when the contractual price is outside the range of established selling prices, you allocate revenue based on your estimated selling price. ASC 605-25-30-7 specifically states that "Contractually stated prices for individual products or services in an arrangement with multiple deliverables shall not be presumed to be representative of vendor-specific objective evidence, third-party evidence, or a vendor's best estimate of selling price." To provide investors with a better understanding of your accounting policy, please address the following:

    •   Clarify in revised disclosures how you determined that "The company considers vendor specific objective evidence to have been obtained when a majority (80%) of transactions fall within a relatively narrow range of values". Please also clarify if the 80% threshold is based on the number of transactions or the dollar amount of the transactions;

- Clarify in revised disclosures how you determined that "a relatively narrow range of values" was within plus or minus 15%;
- Tell us the facts and circumstances under which VSOE would not be available in an arrangement. It would be helpful if you provide us with examples of when you would recognize revenue using the contractual price versus the estimated selling price or VSOE; and
- Provide us with your accounting basis for using a contractual price and how this is in accordance with ASC 605-25-30.

General

     If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

     You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Bryan Pitko, Staff Attorney, at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Patrick J. Schultheis
       Wilson Sonsini Goodrich & Rosati, P.C.